SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES NEW BILLUND BASE (NO 48)

19 ROUTES & 800,000 PAX P.A. IN 1ST DANISH BASE

Ryanair, the world's favourite airline, today (6th Dec) announced it would open its 48th base at Billund Airport in March 2012 with 2 based aircraft and 19 routes, delivering 800,000 passengers p.a., and sustaining up to 800 jobs in the Billund region.

In addition to Ryanair's existing 14 Billund routes, the airline will open five new routes from Billund to Carcassonne, Corfu, Krakow, Venice and Zadar, all of which go on sale on www.ryanair.com tomorrow (7th Dec) and bring to 19 the number of routes offered from Billund by Ryanair in summer 2012.

Ryanair celebrated its new Billund base (No 48) by launching a 1 million seat sale from €9.99 for travel across 1,000 European routes in January and February 2012.  These low fares are available for booking until midnight Thursday (8th Dec).

In Billund, Ryanair's Michael O'Leary said:

"Ryanair is delighted to announce Billund as our 48th base with a total of 19 routes on sale on www.ryanair.com from tomorrow for summer 2012.  Now Billund consumers/ visitors can beat the recession and escape both SAS and Cimber Sterling's high fares by switching to Ryanair's lowest fares and enjoy our no fuel surcharge guarantee to 19 exciting destinations in France, Greece, Italy and Spain among others.  Ryanair's traffic of 800,000 p.a. will sustain up to 800 jobs at Billund Airport and in the surrounding region."

             RYANAIR'S 19 BILLUND ROUTES IN 2012

	New		New
Alghero		Malta
Alicante		Milan
Barcelona		Palma
Carcassonne	P	Pisa
Corfu	P	Rome
Edinburgh		Tenerife
Faro		Trapani
Krakow	P	Venice	P
London		Zadar	P
Malaga

Stephen McNamara                          Joe Carmody
Ryanair Ltd                                        Edelman
Tel: +353-1-8121212                         Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 06 December 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary